

Mail Stop 3561

June 5, 2017

Timothy Holly
Chief Executive Officer
Wussler Worldwide Media Co.
1075 N. Peachtree Street, Suite 3650
Atlanta, GA 30309

> **Re:** **Wussler Worldwide Media Co. F/K/A Atlan Media Inc.**
> **Form 8-K**
> **Filed February 14, 2017**
> **File No. 000-55694**

Dear Mr. Holly:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at (202) 551-3342, Attorney, Jacqueline Kaufman, Attorney at (202) 551-3797 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products